UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): **February 1, 2005**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

First Financial announced in a press release dated February 1, 2005 that at its Annual Meeting on January 27, 2005, shareholders elected Thomas J. Johnson, James C. Murray and D. Kent Sharples to the Board of Directors for a three-year term to expire January 2008.

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

In the press release dated February 1, 2005 First Financial also announced that Shareholders ratified the adoption of the 2005 Stock Option Plan and the 2005 Performance Equity Plan at the Annual Meeting on January 27, 2005.

In addition, First Financial's press release dated February 1, 2005 reported that its Board of Directors has declared a regular quarterly cash dividend of $.23 per share. The dividend is payable February 25, 2005, to stockholders of record as of February 11, 2005.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1). Press release dated February 1, 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Executive Vice President, Chief Financial Officer
and Principal Accounting Officer

Date: February 1, 2005

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Declaration of Dividends and Results of Annual Meeting

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President
(843) 529-5931

FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES
DECLARATION OF DIVIDENDS AND RESULTS OF ANNUAL MEETING

Charleston, South Carolina (February 1, 2005) – First Financial Holdings, Inc. (NASDAQ: FFCH) today announced that its Board of Directors has declared a regular quarterly cash dividend of $.23 per share. The dividend is payable February 25, 2005, to stockholders of record as of February 11, 2005.

A. Thomas Hood, President and Chief Executive Officer, stated, "We are very pleased to have our stockholders continue to benefit directly in the profitability of the Company through the payment of cash dividends. The Board of Directors and Management are committed to enhancing the value of our stockholders' investment."

First Financial also announced that at its Annual Meeting on January 27, 2005, shareholders elected Thomas J. Johnson, James C. Murray and D. Kent Sharples to the Board of Directors for a three-year term to expire January 2008.   Shareholders also ratified the adoption of the 2005 Stock Option Plan and the 2005 Performance Equity Plan.

After seventeen years of service on the boards of First Financial and First Federal, Gary C. Banks, Jr. retired as a director and was elected to Director Emeritus status. Mr. Hood commented, "Mr. Banks has made significant contributions to the Company, industries and communities we serve. We look forward to his continued association as Director Emeritus."

First Financial is the thrift holding company of First Federal Savings and Loan Association of Charleston. The Association operates a total of 48 offices located in the Charleston Metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services. For additional information about First Financial, please visit our web site at *www.firstfinancialholdings.com*.

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